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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                               (Amendment No.__)*


                        Main Street and Main Incorporated
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                  560345 30 8
                                 --------------
                                 (CUSIP Number)

                                 Bart A. Brown
    5050 North 40th Street, Suite 200, Phoenix, Arizona 85018 (602) 852-9000
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                       June 6, 1997 through April 12, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                       13D
---------------------                                        -------------------
CUSIP NO. 560345 30 8                                         Page 2 of 5 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bart A. Brown
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,932,709
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,932,709
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,932,709
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
---------------------                                         -----------------
CUSIP NO. 560345 30 8                                         Page 3 of 5 Pages
---------------------                                         -----------------

ITEM 1. SECURITY AND ISSUER

     This statement relates to shares of common stock (the "Common Stock") of Main Street and Main Incorporated, a Delaware corporation (the "Issuer"), with principal executive offices located at 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name: Bart A. Brown (the "Reporting Person").

     (b) Business address: 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018.

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               The Reporting Person is the President, Chief Executive Officer, and a director of the Issuer. The Issuer is a franchisee and owner of restaurants. The address of the Issuer is 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Between November 1, 1996 and April 12, 2000, the Reporting Person used personal funds totaling $2,572,000 to purchase an aggregate of 932,709 shares of Common Stock in the open market or in private transactions with the Issuer. Between December 16, 1996 and December 27, 1999, the Issuer granted the Reporting Person options to acquire an aggregate of 1,000,000 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

     The sole purpose of the acquisitions by the Reporting Person as described herein was and is for investment. As stated above, the Reporting Person is President, Chief Executive Officer, and a director of the Issuer.

                                       13D
---------------------                                         -----------------
CUSIP NO. 560345 30 8                                         Page 4 of 5 Pages
---------------------                                         -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person as of April 12, 2000 is 1,932,709 shares, which represents 17.5% of the total Common Stock outstanding. This number includes 1,000,000 shares of Common Stock issuable upon exercise of vested stock options. The calculation of the percent of ownership is based upon 10,029,126 shares of Common Stock outstanding at April 12, 2000. In calculating the percentage of ownership, all shares of Common Stock that the Reporting Person had the right to acquire within 60 days of April 12, 2000 are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by the Reporting Person.

     (b) The Reporting Person has sole voting and dispositive power over the 1,932,709 shares of Common Stock beneficially owned.

     (c) The Reporting Person effected the following open market transactions in the Common Stock within 60 days of April 12, 2000:

                               Type of
                Date         Transaction   Number of Shares   Price Per Share
                ----         -----------   ----------------   ---------------
          February 24, 2000   Purchase*        167.8342           $3.4375
          February 25, 2000   Purchase*        167.8342           $3.4375
          March 7, 2000       Purchase            9,100            $3.125
          March 8, 2000       Purchase            1,000            $3.125
          March 9, 2000       Purchase           15,100            $3.125
          March 10, 2000      Purchase            1,000            $3.125
          March 10, 2000      Purchase              100            $3.094
          March 21, 2000      Purchase           10,000            $3.125
          March 23, 2000      Purchase           57,700            $3.125
          March 24, 2000      Purchase            6,000            $3.125

          * Purchased by 401(k) Plan.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not applicable.

                                       13D
---------------------                                         ------------------
CUSIP NO. 560345 30 8                                         Page 5 of 5 Pages
---------------------                                         ------------------

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  April 17, 2000
                                      ------------------------------------------
                                                      (Date)

                                                /s/ Bart A. Brown
                                      ------------------------------------------
                                                    (Signature)


                                                   Bart A. Brown
                                      ------------------------------------------
                                                    (Name/Title)

     ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).